UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2017

Twenty-First Century Fox, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-32352

Delaware	26-0075658
(State of other jurisdiction of incorporation)	(IRS Employer Identification No.)

1211 Avenue of the Americas, New York, New York 10036

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

(212) 852-7000

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

(FORMER NAME OR FORMER ADDRESS, IF CHANGED SINCE LAST REPORT)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 13, 2017, Twenty-First Century Fox, Inc. (“21CF”), The Walt Disney Company (“Disney”), TWC Merger Enterprises 2 Corp., a Delaware corporation and wholly owned subsidiary of Disney (“Merger Sub”) and TWC Merger Enterprises 1, LLC, a Delaware limited liability company and wholly owned subsidiary of Disney (“Merger LLC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, immediately following the Distribution (as defined below), Merger Sub will merge with and into 21CF (the “Initial Merger”), with 21CF to be the surviving corporation (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Initial Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”), with Merger LLC to be the surviving entity in the Subsequent Merger. As a result of the Initial Merger, 21CF will become a wholly owned subsidiary of Disney. The Board of Directors of each of 21CF and Disney approved the Initial Merger and the Merger Agreement.

Prior to the consummation of the Initial Merger, 21CF and a newly-formed subsidiary of 21CF (“New Fox”) will enter into a separation agreement (the “Separation Agreement”), pursuant to which 21CF will, among other things, engage in an internal restructuring whereby it will transfer to New Fox a portfolio of 21CF’s news, sports and broadcast businesses, including the Fox News Channel, Fox Business Network, Fox Broadcasting Company, Fox Sports, Fox Television Stations Group, and sports cable networks FS1, FS2, Fox Deportes and Big Ten Network and certain other assets, and New Fox will assume from 21CF certain liabilities associated with such businesses (the “Separation”). 21CF will retain all assets and liabilities not transferred to New Fox, including the 20th Century Fox Film and Television studios and certain cable and international television businesses. Following the Separation and prior to the Mergers, 21CF will distribute all of the issued and outstanding common stock of New Fox to the holders of the outstanding shares of 21CF common stock on a pro rata basis (the “Distribution”) pursuant to a recapitalization merger in accordance with the terms of the Separation Agreement and the Merger Agreement. Prior to the Distribution, New Fox will incur indebtedness sufficient to fund a dividend in the amount of $8.5 billion to be paid to 21CF.

The shares of New Fox common stock will begin trading on the Nasdaq Global Select Market on the closing date. The Initial Merger will occur at 12:01 a.m. on the day immediately following the closing date.

At the Effective Time of the Initial Merger, subject to the terms and conditions of the Merger Agreement, each issued and outstanding share of common stock of 21CF, except as otherwise set forth in the Merger Agreement, will be exchanged automatically for and will thereafter represent only 0.2745 shares of common stock, par value $0.01 per share, of Disney, together with cash in lieu of fractional shares of Disney common stock, without interest, upon the terms and conditions of the Merger Agreement. The per share consideration is subject to adjustment for certain tax liabilities arising from the Distribution and other transactions contemplated by the Merger Agreement.

The initial exchange ratio of 0.2745 Disney shares for each 21CF share was set based on an estimate of such tax liabilities, and will be adjusted immediately prior to closing of the acquisition based on an updated estimate of such tax liabilities. Such adjustment could increase or decrease the exchange ratio, depending upon whether the final estimate is lower or higher, respectively, than the initial estimate. However, if the final estimate of the tax liabilities is lower than the initial estimate, the first $2 billion of that adjustment will instead be made by net reduction in the amount of the cash dividend to 21CF from New Fox.

In connection with the transactions contemplated by the Merger Agreement, certain additional agreements will be entered into including, among others, a Tax Matters Agreement (as defined in the Merger Agreement), which will govern Disney’s, New Fox’s and 21CF’s respective rights, responsibilities and obligations with respect to taxes. 21CF and/or Disney will also enter into certain commercial arrangements with New Fox prior to the consummation of the Initial Merger.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations and warranties of 21CF and Disney relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of 21CF, including covenants relating to conducting its business in the ordinary course consistent with past practice and refraining from taking certain actions without Disney consent. The Merger Agreement also provides for covenants of Disney, including covenants to refrain from taking certain actions without 21CF’s consent.

Regulatory Efforts

The parties have agreed to use their respective reasonable best efforts to do all things necessary, proper or advisable to consummate the Transactions, including making filings with and seeking approvals from certain governmental entities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and other regulatory laws. In furtherance thereof, Disney has agreed to accept certain restrictions on certain of its and 21CF’s assets if and to the extent necessary to obtain the Required Governmental Consents (as defined in the Merger Agreement).

Disney will pay 21CF $2.5 billion (the “Disney Regulatory Termination Fee”) if the merger is not consummated under certain circumstances relating to the failure to obtain approvals, or there is a final, non-appealable order preventing the transaction, in each case, relating to antitrust laws, communications laws or foreign regulatory laws.

No Solicitation; Change in Recommendation; “Fiduciary Out”

Prior to the adoption of the Merger Agreement by 21CF’s stockholders, 21CF’s board of directors may (1) withhold, withdraw, qualify or modify its recommendation that 21CF’s stockholders adopt the Merger Agreement or approve, recommend or otherwise declare advisable any Company Superior Proposal (as defined in the Merger Agreement) or (2) terminate the Merger Agreement and concurrently enter into an Alternative Company Acquisition Agreement (as defined in the Merger Agreement) providing for a Company Superior Proposal that did not result from a material breach of the Merger Agreement. In connection with any such action, 21CF must comply with notice and other specified conditions, including giving Disney the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the 21CF Termination Fee (as defined below) prior to or concurrently with such termination.

Prior to the approval of the stock issuance by Disney’s stockholders, Disney’s Board of Directors may (1) withhold, withdraw, qualify or modify its recommendation that Disney stockholders approve the stock issuance or approve, recommend or otherwise declare advisable any Parent Superior Proposal (as defined in the Merger Agreement) or (2) terminate the Merger Agreement and concurrently enter into an Alternative Parent Acquisition Agreement (as defined in the Merger Agreement) providing for a Parent Superior Proposal that did not result from a material breach of the Merger Agreement. In connection with any such action, Disney must comply with notice and other specified conditions, including giving 21CF the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the Disney Termination Fee (as defined below) prior to or concurrently with such termination.

Conditions

Consummation of the merger is subject to various conditions, including, among others, (i) customary conditions relating to the adoption of the Merger Agreement by the requisite vote of 21CF’s stockholders and the approval of the stock issuance by the requisite vote of Disney stockholders, (ii) the consummation of the Separation and Distribution, (iii) the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws, including a legal opinion on the tax-free treatment of the transaction to 21CF’s stockholders (iv) the expiration of the applicable waiting period under the HSR Act, (v) if required, the receipt of any necessary consents from the Federal Communications Commission and (vi) certain other governmental consents. The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

Termination

The Merger Agreement also provides for certain mutual termination rights of Disney and 21CF, including the right of either party to terminate the Merger Agreement if the merger is not consummated by December 13, 2018 (as may be extended under certain circumstances relating to governmental approvals and orders, the “Termination Date”). Either party may also terminate the Merger Agreement if the 21CF stockholder approval has not been obtained at a duly convened meeting of 21CF stockholders, Disney stockholder approval has not been obtained at a duly convened meeting of Disney stockholders or an order permanently restraining, enjoining, or otherwise prohibiting consummation of the merger becomes final and non-appealable. In addition, Disney may terminate the Merger Agreement if the 21CF Board of Directors changes its recommendation of the merger prior to the 21CF stockholder approval having been obtained and 21CF may terminate the Merger Agreement if the Disney Board of Directors changes its recommendation of the merger prior to Disney stockholder approval having been obtained.

If the Merger Agreement is terminated (i) by Disney because the 21CF Board of Directors changed its recommendation with respect to the Transactions prior to obtaining the adoption of the Merger Agreement by 21CF’s stockholders, (ii) by Disney or 21CF if the 21CF Board of Directors changed such recommendation and 21CF stockholders voted against adopting the Merger Agreement or (iii) by 21CF in order to enter into an Alternative Company Acquisition Agreement with respect to a Company Superior Proposal (in each case, as defined in the Merger Agreement) that did not result from a material breach of the Merger Agreement, then 21CF must pay to Disney a fee equal to $1,525,000,000 (the “21CF Termination Fee”).

Further, if the Merger Agreement is terminated (i) by Disney or 21CF if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if the 21CF stockholder approval has not been obtained at a duly convened meeting of 21CF stockholders or (ii) by Disney due to an uncured or incurable material breach by 21CF, and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to 21CF or any of its subsidiaries (publicly or, in the case of termination due to a material breach by 21CF, publicly or privately) or shall have been made directly to 21CF’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to 21CF, and within 12 months after the date of a termination 21CF consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then 21CF shall be obligated to pay the 21CF Termination Fee concurrently with such entry or consummation.

If the Merger Agreement is terminated (i) by 21CF because the Disney Board of Directors changed its recommendation with respect to the Transactions prior to obtaining the approval of the stock issuance by Disney’s stockholders, (ii) by 21CF or Disney if the Disney Board of Directors changed such recommendation and Disney stockholders voted against approving the stock issuance or (iii) by Disney in order to enter into an Alternative Parent Acquisition Agreement with respect to a Parent Superior Proposal (in each case, as defined in the Merger Agreement) that did not result from a material breach of the Merger Agreement, then Disney must pay to 21CF a fee equal to $1,525,000,000 (the “Disney Termination Fee”).

If the Merger Agreement is terminated (i) by Disney or 21CF if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if Disney stockholder approval has not been obtained at a duly convened meeting of Disney stockholders or (ii) by 21CF due to an uncured or incurable material breach by Disney, and prior to such termination but after the date of the Merger Agreement a bona fide acquisition proposal shall have been made to Disney or any of its subsidiaries (publicly or, in the case of termination due to a material breach by Disney, publicly or privately) or shall have been made directly to Disney’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to Disney, and within 12 months after the date of a termination Disney consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then Disney shall be obligated to pay the Disney Termination Fee concurrently with such entry or consummation.

Treatment of Equity Awards

At the time of the Distribution, all outstanding 21CF equity awards will be converted and adjusted in accordance with the Separation Principles. The Separation Principles provide that (i) 21CF equity awards scheduled to vest in 2019, as well as 21CF equity awards held by non-employee directors or former employees of 21CF, will be accelerated and paid out in shares of 21CF Class A common stock, and will be treated in the same way as other holders of outstanding shares of 21CF Class A common stock at the time of the Initial Merger and (ii) 21CF equity awards scheduled to vest in 2020 and subsequent years (A) will convert into equity awards of New Fox for employees who are employed by New Fox and (B) will remain equity awards of 21CF for employees who are not employed by New Fox, and, in each case, be adjusted to account for the Distribution. In addition, under the terms of the Merger Agreement, and as further described in Item 5.02 of this Form 8-K, 21CF may make a special grant of restricted stock units to certain senior executives of 21CF (the “Retention RSU Grant”). At the time of the Distribution, all awards outstanding under the Retention RSU Grant will be converted into both 21CF restricted stock units and New Fox restricted stock units.

Following the Distribution-related adjustment and at the time the Initial Merger is effective, each outstanding 21CF Performance Stock Unit (“PSU”) will be converted into an award of Disney restricted stock units subject to generally the same terms and conditions as were applicable to such 21CF PSU immediately prior to the time the Initial Merger is effective (except that such Disney restricted stock units will (i) be subject only to service based vesting conditions and no longer subject to achievement of applicable performance goals and (ii) provide for settlement in either Disney common stock or cash).

Following the Distribution-related adjustment and at the time the Initial Merger is effective, each outstanding 21CF Restricted Stock Unit will be converted into Disney restricted stock units subject to generally the same terms and conditions as were applicable to such 21CF Restricted Stock Unit immediately prior to the Initial Merger.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Disney, 21CF or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Disney’s or 21CF’s public disclosures.

Voting Agreement

On December 13, 2017, concurrently with the execution of the Merger Agreement, Disney entered into a voting agreement with Murdoch Family Trust and Cruden Financial Services LLC, on behalf of itself and as trustee of Murdoch Family Trust (collectively, the “Stockholders”). Shares of 21CF common stock beneficially owned by the Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted approximately 16.90% of the total issued and outstanding shares of 21CF common stock as of December 11, 2017. Pursuant to the Voting Agreement, the Stockholders have agreed to vote, or cause the holder of record to vote, in favor of (i) adoption of the Merger Agreement and the transactions contemplated thereby and (ii) any proposal to adjourn or postpone a meeting of shareholders to a later date if there are not sufficient votes to adopt the Merger Agreement.

Further, the Stockholders have agreed to vote against (i) approval of any proposal made in opposition to adoption of the Merger Agreement or the merger or the other transactions contemplated by the Merger Agreement and (ii) any action, proposal or agreement that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of Disney under the Merger Agreement or that would reasonably be expected to prevent or materially delay or adversely affect the consummation of the Transactions contemplated by the Merger Agreement. The Stockholders have also agreed, subject to certain exceptions, not to facilitate any effort or attempt by another entity to make an acquisition proposal for 21CF, including by refraining from discussing or providing information to any person in connection with such a proposal. In the Voting Agreement, the Stockholders also agreed, subject to certain exceptions, not to, among other things, sell, pledge, encumber, exchange, assign, grant an option with respect to, transfer, tender or otherwise dispose of, or enter into any agreement, arrangement or commitment providing for the transfer of, any Voting Agreement Shares.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement pursuant to Article VII thereof, (ii) the time at which the merger of the Corporate Sub into 21CF has become effective and (iii) such date and time as the Merger Agreement shall have been amended in a manner that reduces the amount of merger consideration or is material and adverse to any of the Stockholders without the Stockholder’s prior written consent. In addition, certain voting obligations under the Voting Agreement will no longer be in effect upon the occurrence of a Company Change in Recommendation.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with entering into the Merger Agreement the Compensation Committee of the 21CF Board of Directors (the “Compensation Committee”) approved the formula for the Retention RSU Grant for each named executive officer (and certain other senior executives) of 21CF. The Retention RSU Grant will be granted as soon as practicable after December 13, 2017 and will have a grant date value equal to two times the value of each named executive officer’s target PSU award opportunity for the fiscal 2018-2020 performance period, as described in 21CF’s most recent proxy statement.

The Retention RSU Grant will vest 50% at the time of the Initial Merger and 50% on the 15-month anniversary of the Initial Merger, subject to each named executive officer’s continued employment through the applicable vesting date. The Retention RSU Grant will be subject to accelerated vesting upon a termination of employment by the employer for any reason other than a Termination for Cause (as defined in the 21CF 2013 Long-Term Incentive Plan) following the time of the Initial Merger. Each named executive officer who receives the Retention RSU Grant will not be eligible to receive a PSU award for the fiscal year 2019-2021 performance period.

In connection with entering into the Merger Agreement the Compensation Committee also approved the adoption of a severance plan (the “Severance Plan”) pursuant to which eligible employees including the named executive officers will participate. The Severance Plan will become effective as of the closing and remain in effect in respect of a termination of employment that occurs within one year following the closing. Under the Severance Plan, in the event of a termination of employment (i) by the employer for any reason other than a Termination for Cause (as defined in the 21CF 2013 Long-Term Incentive Plan) or (ii) due to death or disability, each named executive officer will be eligible to receive the following payments to the extent such payments are greater than the payments provided under his employment agreement: (a) two times the sum of his base salary and average annual bonus paid in the previous two years, (b) a pro-rated bonus for the year of termination, (c) reimbursement of COBRA premiums for one and a half years and (d) seven months of outplacement assistance.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At Disney’s request in connection with the execution of the Merger Agreement and in order to conform to the forum selection bylaw adopted by Disney substantially concurrently, on December 13, 2017 and effective on the same date, the 21CF Board of Directors amended and restated the Amended and Restated By-laws of 21CF (the “Bylaw Amendment”). The Bylaw Amendment amends 21CF’s current forum selection clause. The clause designates the Court of Chancery of the State of Delaware (or in some cases, other state or federal courts in Delaware) as the sole and exclusive forum for certain proceedings relating to 21CF.

The foregoing description is qualified in its entirety by reference to the full text of the Bylaw Amendment, a copy of which is attached hereto as Exhibit 3.1.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between Disney and 21CF, Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary, New Fox, which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of December 13, 2017, among Twenty-First Century Fox, Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC*

3.1	Amended and Restated By-laws of Twenty-First Century Fox, Inc.

*Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of December 13, 2017, among Twenty-First Century Fox, Inc., The Walt Disney Company, TWC Merger Enterprises 2 Corp. and TWC Merger Enterprises 1, LLC*

3.1	Amended and Restated By-laws of Twenty-First Century Fox, Inc.

*Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TWENTY-FIRST CENTURY FOX, INC.

By:	/s/ Janet Nova
Janet Nova Executive Vice President and Deputy Group General Counsel

Dated: December 15, 2017